UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number: 1-4797

ILLINOIS TOOL WORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	36-1258310
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

3600 West Lake Avenue, Glenview, IL	60026-1215
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code) 847-724-7500

ITW Savings and Investment Plan

Financial Statements

As of December 31, 2007 and 2006

Plan Number 003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits

Committee of Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits of ITW Savings and Investment Plan (the “Plan”), as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By: /s/ Grant Thornton LLP

Chicago, Illinois

June 23, 2008

ITW SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2007 and 2006

Employer Identification Number 36-1258310, Plan Number 003

	2007	2006
ASSETS:
Receivables-
Company contributions	$293	$895,820
Participant contributions	-	2,390,250
Other income	10,008	117,493
Total receivables	10,301	3,403,563

Investments, at fair value-
Participant loans	67,691,669	61,459,001
Proportionate share of Master Trust assets	2,396,784,914	2,073,932,673
Total investments	2,464,476,583	2,135,391,674

Total assets	2,464,486,884	2,138,795,237
LIABILITIES:
Corrective distribution payable	1,571	-
Fees payable	938,162	1,004,485
Total liabilities	939,733	1,004,485

Net assets reflecting all investments at fair value	2,463,547,151	2,137,790,752

Proportionate share of adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,876,976)	1,607,037
NET ASSETS AVAILABLE FOR BENEFITS	$2,459,670,175	$2,139,397,789

The accompanying notes to financial statements

are an integral part of these statements.

ITW SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2007

Employer Identification Number 36-1258310, Plan Number 003

INCREASES (DECREASES):
Contributions-
Company	$42,941,041
Participant	92,374,808
Rollover	20,923,939
Total contributions	156,239,788
Net investment income-
Participant loan interest	4,351,513
Proportionate share of Master Trust net investment income	192,292,006
Net investment income	196,643,519

Benefits paid to participants	(206,440,318)
Administrative expenses	(2,426,351)
Net transfers from other plans (Note 10)	176,255,748
Net increase	320,272,386

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,139,397,789
End of year	$2,459,670,175

The accompanying notes to financial statements

are an integral part of this statement.

ITW SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Employer Identification Number 36-1258310, Plan Number 003

1.	DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Savings and Investment Plan (the “Plan”). Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan in which employees of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the “Company”), are eligible to participate in the Plan as soon as administratively feasible upon hire. Established on November 16, 1967, and as subsequently amended, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The investment assets of the Plan are held in the Illinois Tool Works Inc. Master Pension Trust (the “Master Trust”) at The Northern Trust Company (the “Trustee”). The Trustee serves as investment manager of The Northern Trust Company funds and trustee. Citistreet LLC (the “Record Keeper”) serves as a record keeper of the Plan.

Participant and Company Contributions

Participants may contribute amounts from a minimum of 1% to a maximum of 50% of eligible compensation to their pre-tax accounts. In addition, participants may contribute amounts from a minimum of 1% to a maximum of 10% of eligible compensation to their after-tax accounts. The combined pre-tax and after-tax contributions cannot exceed 50% of eligible compensation. Participants may change their contribution percentages with each payroll period.

Participants who are at least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a “catch – up” contribution, is subject to an annual maximum amount.

Participants may enroll in the Plan and begin contributions to their pre-tax and after-tax accounts as soon as administratively feasible after being hired. After sixty days of eligibility, employees will be automatically enrolled in the Plan unless participation is declined.

Automatically enrolled participants will be enrolled at a 3% pre-tax contribution rate, which will escalate each year by 1% until a rate of 6% is reached.

The Company provides for a matching contribution based on each participant’s eligible compensation contributed to the Plan. Effective January 1, 2007, the Plan was amended to provide for a Company matching contribution immediately upon the start of participant contributions.

Effective January 1, 2007, the Plan was also amended to provide for an enhanced Company match and additional contribution (“Company Basic Contribution”) to certain eligible participants. Certain eligible participants include all employees hired on or after the above date and all employees of certain business units participating on or after the above date (“Group II”) as designated by the ITW Employee Benefits Committee (“EBC”). Certain other business units participating on or after the above date as designated by the EBC and all Plan participants as of December 31, 2006 (“Group I”) are not eligible for the enhanced Company match and Company Basic Contribution.

The Company matching contribution for each group is as follows:

Group I - Dollar-for-dollar match on the first 1% and 50¢ per $1 on the next 5% of eligible compensation contributed.

Group II - Dollar-for-dollar match on the first 3% and 50¢ per $1 on the next 3% of eligible compensation contributed.

The Company Basic Contribution formula for Group II is based on age and years of service. Eligible Group II participants must have completed one year of service to receive this contribution.

Participants Accounts

Each participant’s account is credited with the participant’s and Company’s contribution, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Funds

The Plan offers two investment paths and each path offers a mix of investments with different strategies, objectives and risk/reward potentials. Participants may only select one path but may change paths at any time, subject to certain restrictions. Within the 1st path, participants choose a fund based on the date closest to their retirement or need for savings. Participants may choose from a combination of any six funds in the 2nd path.

Vesting

Participants’ interest in their employee contribution accounts are fully vested at all times. Eligible participants’ interests in their Company matching contribution accounts are fully vested. Eligible participants’ interest in the Company Basic Contribution account vest after three years of service.

Participant Loans

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their accounts. Loans bear a reasonable rate of interest, are secured by a portion of the participants’ accounts and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements. Principal and interest is paid ratably through payroll deductions.

Benefits

Upon termination of employment or death of a plan member, participants may receive a lump-sum payment of their account balances. Additional optional payment forms are available at the election of the participant, in accordance with the plan document.

Forfeitures

Forfeitures, representing the unvested portion of Company and former companies’ contributions, amounting to $187,299 and $24,949 as of December 31, 2007 and 2006, respectively, will be used to reduce future Company contributions pursuant to the terms of the Plan. The majority of forfeitures include amounts from former plans that merged into the Plan. In 2007, Company contributions were reduced by $19,409 from forfeited and nonvested accounts.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan were prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents the proportionate share of fair value of the investment contracts held in the Master Trust as well as the proportionate share of the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value and provides guidance for measuring fair value and the necessary disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. The Plan will adopt SFAS 157 on January 1, 2008. The Company does not anticipate SFAS 157 will materially affect the Plan’s financial statements.

Investment Valuation and Income Recognition

Investments are reported at fair value. Other than participant loans and fully-benefit responsive investment contracts, quoted market prices are used to value investments of the underlying securities in which each fund invests. Participant loans are valued at their outstanding balances, which approximate fair value. The fair value of the fully benefit-responsive investment contracts are generally calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations (Note 3). The synthetic investment contracts held in the Master Trust are valued at representative quoted market prices. This means that the current market value of such contracts are discounted by wrap fees underlying the contract.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participant accounts and amounts reported in the statements of net assets available for benefits.

Net Appreciation/Depreciation

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan’s unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan’s proportionate share of Master Trust net investment income or loss.

3.	INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan’s investments in the Master Trust include fully benefit-responsive investment contracts. The accounts for these contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Through the Master Trust, the Plan also holds synthetic investment contracts. A synthetic investment contract includes a wrapper fee, which is basically a risk charge in order to credit participant accounts with contract value over the term of the agreement.

Although the investment contracts are reported at fair value as described in Note 2, contract value is applied to participant account balances since that is the amount participants would receive if they initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events, such as plan termination, may limit the ability of the Plan to transact at contract value with the issuer. The Company does not believe that the occurrence of any such event is probable.

The average yields based on actual earnings were approximately and 5.0 percent for 2007 and 2006. The average yields based on interest rate credited to participants were approximately and 5.0 percent for 2007 and 4.6 percent for 2006, respectively.

4.	ADMINISTRATIVE EXPENSES

Expenses are identified as either specific or common fees. Specific fees, if any, are charged entirely to the Plan. Common fees are prorated to the Plan based on the Plan assets in relation to Master Trust assets.

In addition, certain administrative expenses of the Plan may be paid from Plan assets to the extent permissible by law. Other outside professional and administrative services are paid by or provided by the Company.

5.	ADMINISTRATION

All funds are deposited with and held for safekeeping by the Trustee under a master trust agreement with the Company. The master trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee, and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund. Other administrative services, such as participant record keeping, are performed by the Record Keeper.

6.	RELATED PARTY TRANSACTIONS

The Trustee and Record Keeper are a party-in-interest according to Section 3(14) of ERISA. Through the Master Trust, the Trustee serves as plan fiduciary, investment manger, and custodian to the Plan. In addition to record keeping services, the Record Keeper serves as plan fiduciary. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest.

The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.	TAX STATUS

The Plan obtained its latest determination letter on July 11, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

9.	MASTER TRUST

Through the Master Trust agreement, three investment accounts were established to accommodate the investment assets of the Plan and other Company sponsored retirement plans. Within the Master Trust, the investment assets of the Plan reside in the ITW Defined Contribution Plans’ Investment Account (the “DC Investment Account”) and the ITW Collective Defined Benefit and Defined Contribution Plans’ Investment Account (the “Collective Investment Account”). Certain amounts in the Plan’s financial statements represent the Plan’s proportionate share of the corresponding total of the Master Trust net assets and investment income.

The net assets in the DC Investment Account as of December 31, 2007 and 2006 are as follows:

	2007	2006
Assets-
Interest and dividends receivable	$2,885,544	$3,121,333
Investments, at fair value-
Interest in common/collective trusts	1,023,913,138	848,899,118
Interest in Collective Investment Account	251,244,533	237,388,490
Interest in registered investment companies	446,920,334	394,577,424
Investment contracts with insurance companies	295,779,397	244,617,406
Company common stock	391,910,391	361,489,222
Total investments	2,409,767,793	2,086,971,660

Total assets	2,412,653,337	2,090,092,993

Liabilities-
Operating payables	313,071	486,931
Due to broker for securities purchased	-	997,262
Total liabilities	313,071	1,484,193

Net assets reflecting all investments at fair value	2,412,340,266	2,088,608,800

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,902,138)	1,618,409

Net DC Investment Account assets	$2,408,438,128	$2,090,227,209

The Plan’s proportionate share of the DC Investment Account assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets. The Plan’s proportionate share of the DC Investment Account assets was 99.4% at December 31, 2007 and 99.3% at December 31, 2006.

For the period ended December 31, 2007, the earnings on investments of the DC Investment Account are as follows:

Net investment income-
Interest from investment contracts with insurance companies	$12,969,325
Dividends on Company common stock	7,213,486
Net gain on sale of assets	10,115,561
Unrealized appreciation of common stocks	47,337,969
Net investment gain from common/collective trusts	71,235,411
Net investment gain from Collective Investment Account	13,856,043
Net investment gain from registered investment companies	30,278,992
Investment management fees	(194,565)
Net investment income	$192,812,222

The Plan’s proportionate share of the DC Investment Account net investment income represents an allocation of the common income.

The Plan’s interest in the DC Investment Account includes an interest in the Collective Investment Account. The net assets in the Collective Investment Account as of December 31, 2007 and 2006 are as follows:

	2007	2006
Assets-
Receivables-
Interest and dividends	$696,937	$697,567
Securities sold	6,538,580	1,533,744
Total receivables	7,235,517	2,231,311

Investments, at fair value-
Common stocks	554,509,242	549,538,301
Interest in common/collective trusts	13,101,776	10,959,463
Total investments	567,611,018	560,497,764

Total assets	574,846,535	562,729,075

Liabilities-
Operating payables	973,827	897,876
Due to broker for securities purchased	2,608,269	1,330,074
Total liabilities	3,582,096	2,227,950

Net Collective Investment Account assets	$571,264,439	$560,501,125

The Plan’s proportionate share of the DC Investment Account net investment income represents an allocation of the common income. The Plan’s proportionate share of the Collective Investment Account assets was 43.6% at December 31, 2007 and 48.3% at December 31, 2006.

For the period ended December 31, 2007, the earnings on investments of the ITW Collective Investment Account are as follows:

Net investment income-
Interest	$820
Common stock dividends	8,210,369
Net gain on sale of common stocks	6,964,568
Unrealized appreciation of common stocks	28,357,991
Net investment gain from common/collective trusts	635,939
Other income	752,756
Investment management fees	(3,931,693)
Net investment income	$40,990,750

The Plan’s proportionate share of the ITW Collective Investment Account net investment income represents an allocation of the common income.

10.	TRANSFERS TO/FROM OTHER PLANS

Effective January 31, 2007, the Alpine Engineered Products, Inc. Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred in February 2007. The assets transferred to the Plan totaled $30,046,485.

Effective January 31, 2007, the CFC International, Inc. – Employee Savings and Investment Plan was merged into the Plan. Substantially all of the assets were transferred in February 2007. The assets transferred to the Plan totaled $8,675,600.

Effective January 31, 2007, the Schnee Morehead, Inc. Retirement Savings Plan & Trust was merged into the Plan. Substantially all of the assets were transferred in February 2007. The assets transferred to the Plan totaled $4,434,379.

Effective February 28, 2007, the Instron Corporation Savings & Security Plan was merged into the Plan. Substantially all of the assets were transferred in March 2007. The assets transferred to the Plan totaled $58,597,685.

Effective April 30, 2007, the Bay Area Labels 401(k) Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred in April 2007. The assets transferred to the Plan totaled $ 10,144,359.

Effective May 31, 2007, the Atlantic Mills, Inc. 401(k) Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred in June 2007. The assets transferred to the Plan totaled $1,672,329.

Effective May 31, 2007, participant assets and account balances pertaining to Loma Systems were transferred into the Plan. Substantially all of the assets were transferred in June 2007. The assets transferred to the Plan totaled $4,364,123.

Effective June 30, 2007, the Franklynn Industries, Inc. 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred in July 2007. The assets transferred to the Plan totaled $3,997,398.

Effective June, 30, 2007, participant assets and account balances pertaining to Click Commerce were transferred into the Plan. Substantially all of the assets were transferred in July 2007. The assets transferred to the Plan totaled $15,921,585.

Effective July 31, 2007, the Kester, Inc. 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred in July 2007. The assets transferred to the Plan totaled $3,212,476.

Effective August 31, 2007, the Speedline Technologies, Inc. 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred in September 2007. The assets transferred to the Plan totaled $27,713,046.

Effective November 30, 2007, the M&C Specialties Company 401k Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred in December 2007. The assets transferred to the Plan totaled $5,154,751.

Effective November 30, 2007, the Quasar International, Inc.401k Plan was merged into the Plan. Substantially all of the assets were transferred in December 2007. The assets transferred to the Plan totaled $542,348.

Effective November 30, 2007, the Central Label Products, Inc. 401k Plan was merged into the Plan. Substantially all of the assets were transferred in December 2007. The assets transferred to the Plan totaled $1,738,015.

In 2007, assets transferred between the Plan and the ITW Bargaining Savings and Investment Plan (the” Bargaining Plan”). Individually asset transfers occurred both to and from the Plan and the Bargaining Plan. On a net basis, net assets transferred to the Plan totaled $41,170 for the year ended December 31, 2007.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	As of December 31
	2007	2006
Net assets available for benefits per the financial statements	$2,459,670,175	$2,139,397,789
Proportionate share of adjustment to fair value for
fully benefit-responsive investment contracts	3,876,976	(1,607,037)
Amounts allocated to withdrawing participants	(1,279,979)	(771,826)
Net assets available for benefits per the Form 5500	$2,462,267,172	$2,137,018,926

The following reconciles net investment income per the financial statements to the Form 5500 for the year ended December 31, 2007:

Net investment income per the financial statements	$196,643,519
Proportionate share of adjustment to fair value for fully benefit- responsive investment contracts at-
December 31, 2007	3,876,976
December 31, 2006	1,607,037
Net investment income per the Form 5500	$202,127,532

Amounts for fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value.

The following reconciles benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2007:

Benefits paid to participants per the financial statements	$206,440,318
Amounts allocated to withdrawing participants at-
December 31, 2007	1,279,979
December 31, 2006	(771,826)
Benefits paid to participants per the Form 5500	$206,948,471

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2007, but not yet paid as of that date.

12. SUBSEQUENT EVENTS

Effective in 2008, participant assets and account balances pertaining to Filtertek, the Peerless Machinery Corporation 401k Plan and Trust, the Ark-Les Corporation 401k and Retirement Plan, Tech Spray, L.P. 401k Savings and Retirement Plan and Kiwiplan, Inc. 401k Profit Sharing Plan will be merged into the Plan. The assets to be transferred to the Plan total approximately $37,000,000.

Schedule

ITW SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i SCHEDULE OF ASSETS HELD AT END OF YEAR

As of December 31, 2007

Employer Identification Number 36-1258310, Plan Number 003

Identity of Issuer/Description of Investments	Current Value

*Participant loans**	$67,691,669

*Party-in-interest

**Interest rates on loans to participants with balances outstanding at

December 31, 2007, lowest 4.00% to highest 13.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on June 25, 2008.

ITW SAVINGS AND INVESTMENT PLAN

ILLINOIS TOOL WORKS INC.

Dated: June 25, 2008	By: /s/ Sharon Brady
Sharon Brady
Senior Vice President, Human Resources